USCF ETF Trust

1999 Harrison Street, Suite 1530

Oakland, California 94612

(510) 522-9600

January 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	USCF ETF Trust

Post-Effective Amendment on Form N-1A (Registration No. 333-196273)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Post-Effective Amendment No. 2 on Form N-1A (File No. 333-196273) (Form Type: 485APOS), filed on October 6, 2014 (the “Registration Statement”), and Post-Effective Amendment No. 3 (Form Type: 485BXT), filed on December 19, 2014 (the “Delaying Amendment”).

The Registration Statement was filed to register shares of the USCF Dynamic Commodity Index Fund, which is a series of the Trust. The Delaying Amendment was filed for the purpose of delaying the effective date of the Registration Statement. The Delaying Amendment is scheduled to become effective on January 18, 2015.

The Trust has determined not to pursue the offering to which the Registration Statement relates. The Trust confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, or if you require any additional information, please contact W. Thomas Conner of Reed Smith LLP at 202.414.9208.

Sincerely,

USCF ETF Trust

By:	/s/ Nicholas D. Gerber
Nicholas D. Gerber
Management Director and President